[GRAPHIC OMITTED]
                                    Braskem
                        A World-Class Brazilian Company














                           FINANCIAL MANAGEMENT POLICY














         Approved by Braskem S/A's Board of Directors at April 28, 2004
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                                                                       EXHIBIT
FINANCIAL MANAGEMENT POLICY

                                    I N D E X

1.       Braskem Financial Management Goals                                 2

2.       Relationship with Financial Markets                                2
         2.1      Purpose                                                   2
         2.2      Position                                                  2
         2.3      Criteria for the Selection of Financial Institutions      3

3.       Credit Transactions - Commercial Financial Institutions            3
         3.1      General Description                                       3
         3.2      Asset Transactions                                        4
         3.3      Liability Transactions                                    4
         3.4      Financial Transactions with Related Parties               5

4.       Capital Markets Transactions                                       5
         4.1      General Conditions                                        5
         4.2      Specific Transactions                                     6

5.       BNDES Transactions                                                 7

         6.       Relationship with the Central Bank of Brazil              7

         7.       Management of Foreign Exchange Risk                       7
                  7.1  Purpose                                              8
                  7.2  Assumptions                                          8
                  7.3  Short-term Hedge Policy                              8
                  7.4  Long-term Hedge Policy                               9
                  7.5  Valuation Policy for Asset and Liability
                       Transactions                                         9

8. GUARANTEES                                                               9
         8.1      Guarantees or Security granted to Financial Institutions
                  and in connection with Braskem's Securities               9
         8.2      Guarantees granted by Shareholders                       10
         8.3      Other Guarantees and Security                            10
         8.4      Guarantees granted by Financial Institutions             11
         8.5      Guarantees or Security granted to Third Parties          12
         8.6      Release of Guarantees or Security                        12
         8.7      Monitoring of Guarantees and Security by the Board of
                  Directors                                                12

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Braskem

1.   BRASKEM FINANCIAL MANAGEMENT GOALS

     Braskem financial management intends to contribute to the creation of value for shareholders and other stakeholders in its production chain, by developing A RELATIONSHIP WITH THE NATIONAL AND INTERNATIONAL FINANCIAL MARKETS, which results in competitive cost of capital to:

     o    finance operating working capital needs and investment programs
          (CAPEX);

     o facilitate the competitive management of volatility risk in accordance with the guidelines set forth in item 7 of this policy;

     o    provide strategic flexibility for Braskem's growth.


2.   RELATIONSHIP WITH FINANCIAL MARKETS

     2.1  Purpose

          The main purpose of the relationship with Financial Markets is to maintain and expand:

          o financing sources for current transactions and investments, either with resources received directly from Financial Institutions or capital market resources, in the latter case the financial institution places the securities issued by Braskem, acting alone or in a syndicate;

          o the group of Financial Institutions that are recognized in the market for their sound management of Braskem's cash and equivalents;

          o    confidence in Braskem's solid financial condition;

          o reference sources for clients, suppliers and other stakeholders on Braskem's good standing and reliability;

     2.2  Position

          The President of the Board of Directors and the Vice President of Finance/Investor Relations are responsible for ensuring compliance with this Policy, upon the formation and implementation of financial guidelines and strategies that are consistent with the principles set forth herein;

          Braskem's position in the relationship with Financial Institutions should be characterized by ethical dialogue and long-term perspectives, in Brazil and abroad. Our position assumes full compliance with the guidelines set forth by the Board of Directors contained in the Conduct and Policy Code for Securities Trading, as well as the alignment with the Public Commitment assumed by Braskem;

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          Balanced goals are required for all healthy business relationships. It is expected, therefore, that the selected Financial Institutions will remain available to attend Braskem's demands, in the spirit of confidence as to the fulfillment of Braskem's obligations, and in accordance with agreed standards as to the quality, terms, costs and other characteristics of the applicable transactions.


     2.3  Criteria for the Selection of Financial Institutions

          The selection of Financial Institutions that will maintain a relationship with Braskem should be based upon the following guidelines:

          o Prioritize the relationship with sound institutions, selected among those recognized in the market for their competence, credit worthiness and solid financial condition.

               Selection criteria should be based on objective criteria (risk classification by Rating Agencies) and in accordance with the perception and knowledge of the Vice President of Finance/Investor Relations on the dynamics of this market.

               For purposes of these guidelines, the Rating Agency references are: S&P, Fitch, Moody<180>s, Atlantic Rating or other agencies of similar quality;


          o    The selected Financial Institutions should, preferentially:

               - assure the permanent ability to establish partnerships to support Braskem in Brazil and abroad;

               - establish strong performance commitments in the secondary markets, with the purpose of guaranteeing quality and liquidity of securities issued by Braskem; and

               - give preferential and competitive treatment in respect of the quality of services, interest rates, other contractual terms and conditions of the applicable transactions.


3.   CREDIT TRANSACTIONS - COMMERCIAL FINANCIAL INSTITUTIONS


     3.1  General Description

          Credit transactions are characterized by the involvement of Commercial or other Financial Institutions, which will absorb Braskem's risk, without the involvement of third-parties/Investors.

          In asset transactions (characterized by deposits or investments), the strength and liquidity of these Institutions are critical in the selection process. In addition, we expect that the selected financial institutions will provide us with:

          o    reciprocity in liability transactions;

          o    related services, and/or

          o competitive remuneration in accordance with levels practiced in the market.

          When formatting a liability transaction (characterized by the raising of funds through loans or other modalities) the Financial Institution selection and the type of transaction shall always be oriented in order to obtain a successful transaction, at the lowest cost within the analysed term, and upon the preservation of the good image of Braskem.

          The cost of the financial transactions shall be provided in accordance with the "all-in-cost" concept, including, in addition to the interest rate, any and all costs related to the transaction;

          Financial transactions, which due to specific market conditions have a spread over the CDI, IGPM, T-Bill or LIBOR rate higher than those currently practiced by Braskem, shall be formally approved by the Vice President of Finance/Investor Relations.

     3.2  Asset Transactions

          The Vice President of Finance/Investor Relations will manage Braskem's cash, giving priority to risk, liquidity and efficiency in arbitrage management (negative or positive), and by guaranteeing business continuity. Braskem will maintain cash reserves compatible with: a) the average amount of monthly disbursements and b) the maturity dates of its short-term financial transactions. Any cash surplus should be first used for the repayment of Braskem's short-term liabilities, even if transitory;

          Any available cash and surplus must be invested in, and be kept under the custody of, first-line financial institutions that maintain a relationship with Braskem and are approved by the Vice President of Finance/Investor Relations;

     3.3  Liability Transactions

          The President of the Board of Directors and the Vice President of Finance/Investor Relations will manage Braskem's indebtedness profile in a manner that is at all times compatible with projected cash flows and does not put Braskem's liquidity at risk. Liabilities should be incurred for purposes of working capital financing and investments, provided that arbitrage transactions aimed solely at obtaining financial gains should be avoided;

          Working capital financing in a currency other than that of the country where the relevant Braskem's entity is located should be preceded by evaluations of the foreign exchange risk and of the available mechanisms for hedging such risk, in accordance with the guidelines contained in item 7 of this policy, should at all times be considered;

          Advances on foreign exchange contracts (ACC), advances on export contracts (ACE), Sale of receivables (advances on future revenues with a guarantee from Braskem) and similar transactions shall be in line with the Braskem's plans for product commercialization;

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          Large Financial Institutions should be favored in medium and long-term liabilities transactions.

     3.4  Financial Transactions with Related Parties

          Except for the granting of guarantees to wholly-owned subsidiaries, any transaction to be entered into between Braskem and its related parties in an amount higher than the amount established in Braskem's By-laws, shall be submitted to the prior approval of the Board of Directors.

          The amounts, terms and rates of transactions entered into with related parties shall be equal to the amounts, terms and rates that are used for similar transactions in the market on those respective dates. Braskem's management shall not enter into any kind of financial transaction that aims of favoring related parties, Braskem's employees or their first-degree relatives, agents and representatives or any third-party that maintains any relationship with Braskem;

          For the purposes of this item, related parties are considered holders of common shares of Braskem, companies controlled by such shareholders, or persons who hold common shares or quotas of legal entities that hold Braskem's common shares.


4.   CAPITAL MARKETS TRANSACTIONS

     4.1  General Conditions

          All capital markets liability transactions shall be submitted to the prior approval of the Board of Directors, except for those transactions with limits and terms that are annually defined in a meeting of the Board of Directors, in which authority is granted to Executive Officers to enter into certain capital markets transactions.

          The request for approval of the Board of Directors shall primarily include the following information:

          o    use of proceeds;
          o    transactions structure;
          o financial guarantees and covenants, including cross-default obligations, restrictions on the granting of collateral (negative pledge), restrictions on the transfer of assets and other covenants to be undertaken by Braskem and/or its controlling shareholders;
          o total cost of the transaction (all-in cost), together with the description of the applicable cost category;
          o risk classification (rating), if applicable, together with the name of the applicable rating agency;
          o the moment Braskem should access the securities market, vis-a-vis, market conditions and transactions performed by companies with a similar risk profile, together with a description of the costs of the proposed transaction;
          o    external legal support;
          o Financial Institutions which shall participate in the transaction (mainly as leader and co-leader institutions), and
          o    cost benchmarks of similar transactions, if available.

     4.2  Specific Transactions

          4.2.1 Eurobonds, 144A, Reg. S, Export Pre-Payment, Securitization, Debentures or other Securities which require Approval of the CVM

               Eurobonds (debt securities to be purchased by institutional investors from European markets), Reg. S (Regulation issued by the SEC - the Unites States of America Securities and Exchange Commission - which allows the offer and marketing of securities issued by non-U.S. companies or investors not resident in the U.S., in the U.S. market), Rule 144A (SEC regulation which allows the sale of securities to qualified institutional buyers (QIBs) resident in the U.S.), securitizations, issue of debentures or other securities that require approval of the Comissao de Valores Mobiliarios - CVM (Brazilian Securities and Exchange Commission), shall be favored by Braskem in the following order:


               o    Unsecured Transactions

                    - those without financial covenants and cross-default and/or negative pledge clauses; and

                    - with financial covenants and/or cross default and/or negative pledge clauses, provided that such covenants and clauses are within limitations established by Braskem's President.

               o    Secured Transactions

                    - Braskem and its controlled companies and affiliates may offer operational assets and/or future cash flow as collateral for long-term financings, provided that the amount of the collateral is compatible with the amount of the financing.

               o    Transactions Guaranteed by Shareholders

                    - In principle, guarantees granted by controlling shareholders shall be avoided, except if required as a last resort, and will require prior approval of the Board of Directors. The request for this type of guarantee shall include a description of the reasons why such guarantee is required, together with the terms and conditions of the applicable transaction.


               4.2.2 Financing Transactions in which Guarantees are Restricted to the Project (Project Finance)

                    Project finance transactions structured by Braskem and/or its controlled companies and affiliates should take into consideration the available rights of recourse, asset-related and financial covenants, and the required guarantees.

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                    Considering the long-term characteristics of this type of
                    transaction, Braskem shall send the first draft of the terms and conditions of the transaction (term sheet) for review by the Finance and Investment Committee, that will advise the Board of Directors in connection therewith;

                    These transactions shall be accounted with by the applicable special purpose company without any full or proportional consolidation, without impacting Braskem's or its shareholders' balance sheet;

                    The aplicable "bridge loans" in order to cover the project's cash flow shall only be incurred upon the final approval of the lenders and the conclusion of the project finance definitive structure.

                    "Bridge loans" without the above-described characteristics can be exceptionally considered, upon prior approval of the Board of Directors, which shall seek technical advice from the Finance and Investment Committee. In this case, the mitigation of risks arising from the frustration of the project finance closing should be carefully analyzed.


5.   BNDES TRANSACTIONS


     The relationship with BNDES shall be the responsibility of the President of the Board of Directors and the Vice President of Finance/Investor Relations. This relationship should favor the long term and the permanent qualification of Braskem's credit "rating" with that institution.


6.   RELATIONSHIP WITH THE CENTRAL BANK OF BRAZIL

     The relationship with the Central Bank shall be the responsibility of the Vice President of Finance/Investor Relations, who shall comply with the following guidelines:

     o to act along in a manner that avoids any pending matters with the Central Bank and correct any of such pending matters as soon as they occur and in such a way as to not jeopardize Braskem's or its shareholders' image.

     o to take special care with guarantees granted through the Central Bank and transactions involving remittance of currency, vis-a-vis account records/approvals/registrations.


7.   MANAGEMENT OF FOREIGN EXCHANGE RISK

     Braskem has liabilities denominated in or indexed to, several foreign currencies, especially the U.S. dollar, the translation of which into reais (Brazilian currency) in the Cash Flow and Result accounts, is subject to exchange rate variations and volatility. The volatility of the exchange rates in the floating rates exchange system may substantially affect the Companies' Cash Flow and Result, with positive or negative reflexes on investment returns. The management of market


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          risks shall be the responsibility of the Vice President of
          Finance/Investor Relations;

     7.1  Purpose

          To establish general guidelines for the management of asset and liability transactions subject to foreign exchange exposure, by means of identification of foreign exchange protection mechanisms (total or partial). A pro-active atitude should be taken in respect of the management of the volatility of the floating rates foreign exchange system, for the purpose of protecting Braskem's cash flow.


     7.2  Assumptions:

          o The permanent management of Braskem's foreign exchange risks is compulsory.

          o The financial market offers contracts for the transfer of risk for purposes of foreign exchange protection (hedge) that allows the total or partial protection against future variations of the exchange rate, and the consequent effects of its depreciation or appreciation.

          o The hedge should be considered as a mechanism for the protection of Braskem's value and not as a speculative instrument for obtaining future gains with currency arbitrage.

          o The full hedge of Cash Flow, in addition to requiring large amounts of credit from the applicable counterparties, creates elevated complexity in light of the limited offer of existing currency exchange hedging contracts in the market, especially of long-term contracts.

          o The Cash Flow hedge with shorter maturity dates is widely available (in terms of offer and different types of instrument) in the financial market.

          o The Cash Flow hedge through non-financial instruments, such as exports, is always more competitive as it does not require currency protection from intermediary Institutions, such as Investment Banks or Commodities and Futures Exchanges.

     7.3  Short-Term Hedge Policy

          To adopt protection policies against foreign exchange financial risks, by means of financial instruments compatible with the obligations and rights linked to foreign exchange variation ("foreign exchange hedging"), which shall assure full coverage of foreign exchange risks equivalent to the total of at least:

          o 60% (sixty percent) of the principal and interest amounts owed by Braskem under foreign trade transactions, in accordance with the most recent consolidated financial statements available from Braskem (prepared in accordance with the accounting principles generally accepted in Brazil or established by BR-GAAP), with maturity during the 12 (twelve) months immediately following the date of the respective transaction, except for:


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          o    advances on foreign exchange contracts (ACCs) with terms of less than 6 (six) months; and

          o    advances on export contracts (ACEs);

          o 75% (seventy-five percent) of the principal and interest amounts owed by Braskem under its other obligations that are linked in any form to foreign exchange variation, in accordance with the most recent consolidated financial statements available from Braskem (prepared in accordance with the accounting principles generally accepted in Brazil or established by BR-GAAP), with maturity during the 12 (twelve) months immediately fo1llowing the date of the respective transaction; except for Braskem's cash and equivalents linked to foreign exchange variation and Braskem's credits to be received under export transactions.


     7.4  Long-term Hedge Policy

          To adopt protection policies against foreign exchange financial risks, by means of financial instruments compatible with the obligations and rights linked to foreign exchange variation ("exchange hedging"), which shall assure partial coverage of foreign exchange risks not covered by the short-term hedge policy (item 7.3.). The amount be covered agains foreign exchange risk shall be annually submitted to the approval of the Board of Directors or on a case-by-case basis, when market conditions justify a change of criteria.


     7.5. Valuation Policy for Asset and Liability Transactions

         The asset and liability transactions described in items 3 and 4, especially if the transactions involving derivative instruments and foreign exchange risk, should be evaluated by the same cost criteria used at the time the transaction is entered into.

         Charges or remuneration of such transactions shall be calculated in its equivalent CDI rate percentage at the moment before the transaction is entered into, and compared to the average cost of Braskem capital for the equivalent period. This information should be documented and orient the decision of borrowing, as to the applicable financial return.

         This evaluation has the exclusive purpose of supporting the decision of contracting the relevant asset or liability transaction, and should not interfere in the implementation of the hedge policy described above.


8.   GUARANTEES

     8.1 Guarantees or security granted to Financial Institutions and in connection with Braskem's Securities

          The main guarantee of any financial obligation is the responsibility of Braskem to faithfully fulfill its commitments and thus preserve its image of liquidity and punctuality. However, according to credit terms and conditions, other


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          guarantees or security shall be necessary and should be suggested following the order of preference set forth below:

          - Guarantee of Companies under the authority of the President of the Board of Directors of Braskem;
          -    conditional sale (alienacao fiduciaria);
          -    pledge of shares of the entity being acquired, if applicable;
          -    pledge of receivables (without impairing their collection);
          -    pledge of assets;
          -    mortgage;
          -    performance bond;
          -    bank guarantee granted by a different Financial Institution;
          -    pledge of deposits

     8.2  Guarantees granted by Shareholders

          As mentioned in sub-item 4.2.1, the following provisions are hereby ratified:

          o In principle, guarantees granted by the controlling shareholders shall be avoided, except if required as a last resort and previously approved by the Board of Directors. In the applicable request for the approval of the Board of Directors, the reasons for the need for this exceptional guarantee should be explained, as well as the terms and conditions of the applicable transaction;

          o in principle, joint and several guarantees should not be granted if other shareholders are involved in the transaction;

          o if guarantees are granted by the shareholders, the applicable transaction shall have an average term of at least two years, or be characterized as a developing business. No other guarantee shall exist simultaneously.

          o shareholders shall receive a remuneration on the guarantee granted, based upon the outstanding balances of the guaranteed financing, to be calculated at the end of every fiscal semester (June 30 and December 31); the remuneration shall be paid to the guarantor shareholders proportionately to the amount of the respective guarantee;

          o The above-described remuneration of the shareholders shall be compatible with the average cost of bank guarantees granted by 4 first-line banks;

          o The remuneration amount to be paid by affiliate Companies, shall be fixed by common agreement among the other applicable guarantors.

          o in project finance transactions, preference should be given to Letters of Undertaking or Project Funds Agreements, instead of usual guarantees;

     8.3  Other Guarantees and Security

          o Pledge of receivables may be used in medium-term financings, when the terms or characteristics described in the credit documents do not permit the use of conventional negotiable instruments such as: negotiable invoices (duplicatas), bills of exchange and promissory notes;


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          o    Mortgage can only be granted in the following cases:

               -    industrial financing of new projects;

               - special credit lines with more favorable costs than those practiced by the market without this type of guarantee.

          o pledge of assets is the usual guarantee to be used in the acquisition of vehicles and equipment, whether in Finame transactions (machine and equipment financing), imports or similar transactions. Conditional sale (alienacao fiduciaria) can also be used for guaranteeing the purchase of assets, if this modality presents a cost lower than the pledge of assets. The granting of a pledge shall impair the granting of any other kind guarantee.

          o Except for securitizations and transactions with negotiable invoices (duplicatas), receivables shall not be pledged, including through restrictions on any of Braskem's bank accounts

          o Bank guarantees granted by a different Financial Institution should only be used as provided in item 8.4.1.

          o The pledge of deposits should be considered as an emergency resort (except for certain covenants on maintenance of cash reserves for the service of debt in structured financings), until regular conditions of the applicable transaction can be negotiated. The remuneration should be compatible with those prevailing in the market for financial transactions with the same term. This type of guarantee should be replaced as soon as possible.

          o The criteria for using credit line limits in the form of payment bonds, to be entered into with a consortium of foreign insurance companies, obeys the following guidelines:

               - to be primarily used to guarantee international financial transactions for the acquisition of strategic assets or for securitizations; and

               - to be used as counter-guarantee in favor of first-line international banks for granting contractual guarantees, when negotiations for obtaining guarantees granted directly by Financial Institutions are unsuccesful.


     8.4  Guarantees granted by Financial Institutions


          8.4.1 Guarantee or Letter of Guarantee

               These guarantees result from requirements set by the applicable lender, to have the intervention of a different Financial Institution as guarantor in the applicable transaction. This alternative should be avoided and only justified when financing commitments and


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               substantially more advantageous in relation to those of lines of credit granted in the market;

          8.4.2 Guarantees in connection with Non-Financial Contracts

               These performance guarantees cover the compliance with contractual clauses and other processes. They should be used in substitution for deposits in cash, provided that the cost is lower than, or the other party doesn't accept, the personal guarantee insurance policies or personal guarantees of Braskem's members of the Board of Directors and/or controlling shareholders.


     8.5  Guarantees or Security granted to Third Parties

               The granting of guarantees or security in connection third-party obligations is prohibited, except for guarantees granted in connection with sales transactions entered into with clients and guarantees of any kind granted in favor of Braskem's wholly-owned subsidiaries.

     8.6  Release of Guarantees and Security

               Guarantees and Security should be released immediately after liquidation of the obligation for which they were requested.

     8.7  Monitoring of Guarantees and Security by the Board of Directors

               The Board of Directors shall be informed each semester on the balances of the guarantees and security obtained or granted by Braskem on its affiliates, whether they are for operational or financial purposes.




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